SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                Amendment No. 3
                                       to
                                  Schedule TO

                      Tender Offer Statement under Section
          14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                               Netro Corporation
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                                (Name of Issuer)


                           Netro Corporation (Issuer)
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(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))


                    Common Stock, Par Value $0.001 Per Share
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                         (Title of Class of Securities)

                                   64114R109
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                     (CUSIP Number of Class of Securities)


                                  Sanjay Khare
                               Netro Corporation
                              3860 N. First Street
                           San Jose, California 95134
                            Telephone (408) 216-1500
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            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Filing
                                    Persons)

                                    Copy to:
                            Francis S. Currie, Esq.
                             Davis Polk & Wardwell
                              1600 El Camino Real
                          Menlo Park, California 94025
                           Telephone: (650) 752-2000
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                           CALCULATION OF FILING FEE

           TRANSACTION VALUATION*              AMOUNT OF FILING FEE**
                $92,000,000                             $8,464

* Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 23,000,000 shares of common stock, par value $0.001 per share, at the maximum tender offer price of $4.00 per share.

** Previously paid.


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[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,464
Form of Registration No.: SC TO-I
Filing Party:     Netro Corporation
Date Filed: July 19, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1
[x] issuer tender offer subject to Rule 13e-4
[ ] going-private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 3 to Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on July 19, 2002 by Netro Corporation, a Delaware corporation, as amended on July 26, 2002 and July 30, 2002, in connection with its offer to purchase 23,000,000 shares, or such lesser number of shares as are properly tendered, of its common stock, par value $0.001 per share, including the associated preferred stock purchase rights issued under the Amended and Restated Rights Agreement, dated as of January 14, 2002, as amended, between Netro Corporation and American Stock Transfer & Trust Company, as Rights Agent, at prices not in excess of $4.00 nor less than $3.50 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. Netro's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 19, 2002 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. This Amendment No. 3 to Schedule TO is intended to satisfy the reporting requirements of Rule 13 (e) of the Securities Exchange Act of 1934, as amended.

     In addition to the information set forth below, the information in the Offer to Purchase and the related Letter of Transmittal, copies of which were filed with this Schedule TO as Exhibits (a) (1) (i) and (a) (1) (ii), respectively, is incorporated by reference herein in response to Items 1 through 11 of this Tender Offer Statement on Schedule TO.

Item 4.

     Item 4 of this Schedule TO and the Offer to Purchase are hereby amended and supplemented by replacing the second sentence of Section 1, paragraph 7 of the Offer to Purchase with the following:

     "If proration of tendered shares is required, Netro will determine the proration factor promptly following the expiration date."

     Item 4 of this Schedule TO and the Offer to Purchase are hereby amended and supplemented by replacing the fifth sentence of Section 1, paragraph 7 of the Offer to Purchase with the following:

     "The preliminary results of any proration will be announced by press release promptly after the expiration date."

     Item 4 of this Schedule TO and the Offer to Purchase are hereby amended and supplemented to replace the third sentence of Section 3, paragraph 12 of the Offer to Purchase with the following:

     "Netro reserves the absolute right to waive any of the conditions of the tender offer. Netro also reserves the absolute right to waive any defect or irregularity in any tender with respect to any particular shares or any particular stockholder. Netro's interpretation of the terms of the tender offer will be final and binding on all parties."

Item 6.

     Item 6 of this Schedule TO and the Offer to Purchase are hereby amended and supplemented by adding the following language immediately following paragraph 5 of Section 2 of the Offer to Purchase:

     "On July 29, 2002, the Board rejected an unsolicited acquisition offer from Wyndcrest Holdings, LLC of Palm Beach, Florida. The July 26, 2002 offer made by Wyndcrest offered to purchase all of the outstanding shares of Netro for $4.01 per share. In exercising its fiduciary duty, the Board determined that the proposal did not reflect the true long-term value of Netro, and therefore was not in the best interests of

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Netro's stockholders.

     The Board has made no recommendation as to whether Netro's stockholders should tender or refrain from tendering shares or as to the purchase price or purchase prices at which they may choose to tender their shares. The Board believes that the price range of $3.50 to $4.00 per share is appropriate because it represents a prudent and efficient means of providing short-term value and liquidity to stockholders. It permits those stockholders who choose to tender to have their shares repurchased at a premium of approximately 41% to 61% over Netro's closing price per share of $2.49 on July 17, 2002, the last full trading day prior to the date of the announcement of the tender offer. In addition, it permits stockholders who elect not to tender to retain a greater percentage ownership in Netro, and therefore its long-term value, future earnings and assets, if any, following the tender offer.

     On August 2, 2002, Netro received a "letter of intent" from Wyndcrest purporting to revise its prior offer of $4.01 per share for all of the outstanding shares of Netro to a "fully financed" offer of $247 million (approximately $4.04 per share, based upon 61,194,406 shares outstanding as of July 12, 2002) for all of the outstanding shares of Netro. The offer is conditioned upon due diligence. The Board has not yet considered the revised offer."

Item 7.

     Item 7 of this Schedule TO and the Offer to Purchase are hereby amended and supplemented by replacing the first paragraph of Section 6 of the Offer to Purchase with the following:

     "Notwithstanding any other provision of the tender offer, Netro will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the tender offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if at any time on or after July 19, 2002 and before the expiration date any of the following events shall have occurred (or shall have been reasonably determined by Netro to have occurred) that, in Netro's reasonable judgment and regardless of the circumstances giving rise to the event or events (including any action or omission to act by Netro), makes it inadvisable to proceed with the tender offer or with acceptance for payment:"

Item 11.

     Item 11 of this Schedule TO and the section entitled "Forward-Looking Statements" in the Offer to Purchase are hereby amended and supplemented as follows:

     "Notwithstanding any statement in this offer to purchase or in any press release Netro has filed herewith or incorporated herein by reference, the safe harbor protections of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a tender offer."

Item 12. Exhibits.

(a) (1) (i)     Offer to Purchase, dated July 19, 2002.**
(a) (1) (ii)    Letter of Transmittal.**
(a) (1) (iii)   Guidelines for Substitute Form W-9.**
(a) (1) (iv)    Notice of Guaranteed Delivery.**
(a) (1) (v)     Letter to Stockholders dated July 19, 2002.**
(a) (1) (vi)    Letter to Clients dated July 19, 2002.**
(a) (1) (vii)   Letter to Brokers, Dealers Commercial Banks, Trust Companies
                and Other Nominees dated July 19, 2002.**

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(a) (1) (viii)  Summary Advertisement dated July 19, 2002.**
(a) (1) (ix)    Letter to Customers, dated July 19, 2002.**
(a) (1) (x)     Letter to Suppliers, dated July 19, 2002.**
(a) (1) (xi)    Frequently Asked Questions about Netro's Tender Offer, posted on Netro's website on July 26, 2002.**
(a) (5) (i)     Press Release, dated July 18, 2002.**
(a) (5) (ii)    Letter to Employees of Netro Corporation, dated July 18, 2002.**
(a) (5) (iii)   Script of Netro Conference Call, dated July 18, 2002.**
(a) (5) (iv)    Press Release, dated July 30, 2002.**

** Previously filed.


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         Netro Corporation


                                         by: /s/ Sanjay Khare
                                             ----------------------------------
                                             Sanjay Khare
                                             Vice President and Chief Financial
                                             Officer

Dated: August 6, 2002


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                                 EXHIBIT INDEX



EXHIBIT NUMBER                     DESCRIPTION
--------------                     -----------
(a) (1) (i)       Offer to Purchase, dated July 19, 2002.**
(a) (1) (ii)      Letter of Transmittal.**
(a) (1) (iii)     Guidelines for Substitute Form W-9.**
(a) (1) (iv)      Notice of Guaranteed Delivery.**
(a) (1) (v)       Letter to Stockholders dated July 19, 2002.**
(a) (1) (vi)      Letter to Clients dated July 19, 2002.**
(a) (1) (vii)     Letter to Brokers, Dealers Commercial Banks, Trust Companies
                  and Other Nominees dated July 19, 2002.**
(a) (1) (viii)    Summary Advertisement dated July 19, 2002.**
(a) (1) (ix)      Letter to Customers, dated July 19, 2002.**
(a) (1) (xi)      Frequently Asked Questions about Netro's Tender Offer, posted on Netro's website on July 26, 2002.**
(a) (1) (x)       Letter to Suppliers, dated July 19, 2002.**
(a) (5) (i)       Press Release, dated July 18, 2002.**
(a) (5) (ii)      Letter to Employees of Netro Corporation, dated July 18,
                  2002.**
(a) (5) (iii)     Script of Netro Conference Call, dated July 18, 2002.**
(a) (5) (iv)      Press Release, dated July 29, 2002.**

** Previously filed.